                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                             FORM 12B-25         SEC FILE NUMBER
                                                                 000-25352
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                           NOTIFICATION OF LATE FILING

         [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10Q and Form 10-QSB [ ] Form N-SAR
         For Period Ended: March 31, 1998
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART 1-REGISTRANT INFORMATION

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         Full Name of Registrant
         Former Name if Applicable
                             Ampace Corporation
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         Address of Principal Executive Office (Street and Number)
                              201 Perimeter Park, Suite A
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         City, State and Zip Code   Knoxville, TN 37922
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PART II-RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ss. 23,047], the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[N/A] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III-NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Registrant is in discussions with its lenders regarding its failure to meet certain financial covenants contained in its line of credit. Registrant was unable to determine the effects of such failure as of a date to enable it to file on a timely basis.

PART IV-OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

         Matthew S. Heiter                       (901)577-8117
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            (Name)                       (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [ ] Yes     [X] No

         The Registrant's 8-K, filed as of February 13, 1998 and amended as of April 14, 1998, does not include financial information with respect to a business the Registrant acquired as required by Item 7 of Form 8-K.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes     [ ] No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The net loss for the quarter ended March 31, 1997 increased from $138,000 to $1,163,317 for the quarter ended March 31, 1998. This increase was due primarily to losses generated from the operations of the Registrant's two most recent acquisitions, Walker Trucking and Roy Widener Motor Lines, Inc., and a favorable sales tax refund recognized in the first quarter of 1997.

                          Ampace Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 15, 1998                      By /s/Jay N. Taylor
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                                          Jay N. Taylor, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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